SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BT Brands, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

0557MQ 10 7

(CUSIP Number)

January 12, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)
☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	Names of Reporting Person. Maxim Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 206,578
	6	Shared Voting Power (see Item 5 below) 0
	7	Sole Dispositive Power 206,578
	8	Shared Dispositive Power (see Item 5 below) 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 206,578
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 3.1%
12	Type of Reporting Person OO

1	Names of Reporting Person. MJR Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 206,578
	6	Shared Voting Power (see Item 5 below) 0
	7	Sole Dispositive Power 206,578
	8	Shared Dispositive Power (see Item 5 below) 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 206,578
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 3.1%
12	Type of Reporting Person OO

1	Names of Reporting Person. Michael Rabinowitz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 206,578 (1)
	6	Shared Voting Power (see Item 5 below) 0
	7	Sole Dispositive Power 206,578
	8	Shared Dispositive Power (see Item 5 below) 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 206,578
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 3.1%
12	Type of Reporting Person IN

(1)	Represents warrants to purchase 206,578 common stock held by Maxim Partners LLC. MJR Holdings LLC is the managing member of Maxim Partners LLC. Michael Rabinowitz is the managing member of MJR Holdings LLC and, therefore, has sole voting and dispositive power over the securities held by Maxim Partners LLC. Mr. Rabinowitz disclaims beneficial ownership over any securities owned by Maxim Partners LLC and MJR Holdings except to the extent of his pecuniary interest therein.

SCHEDULE 13G

This Schedule 13G is filed on behalf of Maxim Partners LLC (“Maxim Partners”), MJR Holdings, LLC (“MJR Holdings”) and Michael Rabinowitz, (together with the Maxim Partners and MJR Holdings, the “Reporting Persons”).

Item 1(a).	Name of Issuer

BT Brands, Inc. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

405 Main Avenue West, Suite 2D, West Fargo, ND 58078

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following Reporting Persons:

(i)	Maxim Partners LLC
(ii)	MJR Holdings, LLC
(iii)	Michael Rabinowitz

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of each of the Reporting Persons is 300 Park Avenue, 16th Floor, New York, NY 10022.

Item 2(c).	Citizenship

(i)	Maxim Partners is formed in the State of New York.
(ii)	MJR Holdings is formed in the State of New York.
(iii)	Michael Rabinowitz is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP Number

0557MQ 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Reporting Persons own less than 5% of the shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2023	Maxim Partners LLC, by MJR Holdings, LLC, managing member

	By:	/s/ Michael Rabinowtiz
Name: Michael Rabinowitz
Title: Managing Member

Date: January 18, 2023	MJR Holdings, LLC

	By:	/s/ Michael Rabinowtiz
Name: Michael Rabinowitz
Title: Managing Member

Date: January 18, 2023	By:	/s/ Michael Rabinowitz